Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our reports dated February 27, 2008 accompanying the combined and consolidated financial statements (which report expressed an unqualified opinion and contained an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 47 in 2006) and management’s assessment of the effectiveness of internal control over financial reporting of Atlas Energy Resources, LLC and subsidiaries included in the Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports and to the use of our name as it appears under the caption “Experts”.
/s/ GRANT THORNTON LLP
Cleveland, Ohio
September 18, 2008